111 Huntington Ave., Boston, Massachusetts 02199-7632

Phone 617-954-5000

June 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

 Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

 1. A copy of the resolution of the Board of Trustees approving the form and amount of the bonds:

 a. Certificate of Assistant Secretary for MFS Series Trust I, MFS Series Trust II, MFS Series Trust III, MFS Series Trust IV, MFS Series Trust V, MFS Series Trust VI, MFS Series Trust VII, MFS Series Trust VIII, MFS Series Trust IX, MFS Series Trust X, MFS Series Trust XI, MFS Series Trust XII, MFS Series Trust XIII, MFS Series Trust XIV, MFS Series Trust XV, MFS Series Trust XVII, MFS Municipal Series Trust, MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MFS Variable Insurance Trust III, Massachusetts Investors Trust, Massachusetts Investors Growth Stock Fund, MFS Charter Income Trust, MFS Government Markets Income Trust, MFS High Income Municipal Trust, MFS High Yield Municipal Trust, MFS Intermediate High Income Fund, MFS Intermediate Income Trust, MFS Investment Grade Municipal Trust, MFS Multimarket Income Trust, MFS Municipal Income Trust, MFS Active Exchange Traded Funds Trust, Standalone Funds and the Closed-End-Funds dated March 27,2023;

 2. Fidelity Bond Claim Agreement, dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated June 12, 2002, as amended and restated March 1, 2008, (including Exhibit A, as of September 30, 2025), between the investment company and all other parties to the joint insured bonds entered into pursuant to paragraph (f) of the Rule; and

 3. Copies of the executed bonds:

• Federal Insurance Company – Bond No. – Jo6054602 – Declarations

• Important Notice to Policyholders

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 1

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 2

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 3

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 4

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 5

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 6

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 7

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 8

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• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 9

2 of 64

United States Securities and Exchange Commission

June 29, 2026

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 1

• Federal Insurance Company – Bond No.– Jo6054602 - Endorsement No. 11

• ICI Mutual Insurance Company – Bond No.- 87067125B – Declarations

• Notice

• ICI Mutual Insurance Company – Bond No.- 87067125B – Rider No. 1

Had each of the Funds listed below on Exhibit A not been named as an insured under the joint insured bonds in effect, it is estimated that each Fund would have been required to maintain coverage under the Rule as set forth on Exhibit A.

Note: Funds added after the asset measurement date were not included in the historical asset base used for the bond calculation but are included in the current insured fund list as covered under the bond.

The premium on the above-mentioned bonds has been paid from November 1, 2025, to November 1, 2026.

   Very truly yours,

        CHRISTOPHER R. BOHANE

  Christopher R. Bohane

  Assistant Secretary and Assistant Clerk

CRB/mao

Attachments

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Acronym	Trust / Fund Name	Fidelity Bond Coverage Required
MFS SERIES TRUST I
EIF	MFS Value Fund
LVO	MFS Low Volatility Global Equity Fund
LVU	MFS Low Volatility Equity Fund
MCF	MFS U.S. Government Cash Reserve Fund
NDF	MFS New Discovery Fund
RGI	MFS Core Equity Fund
RIF	MFS Research International Fund
SCT	MFS Technology Fund
$2,500,000
MFS SERIES TRUST II
MEG	MFS Growth Fund
$2,500,000
MFS SERIES TRUST III
HYO	MFS Global High Yield Fund
HYP	MFS High Yield Pooled Portfolio
MFH	MFS High Income Fund
MMH	MFS Municipal High Income Fund
$2,500,000
MFS SERIES TRUST IV
BRK	MFS Blended Research Emerging Markets Equity Fund
BRX	MFS Blended Research International Equity Fund
GND	MFS Global New Discovery Fund
MMM	MFS U.S. Government Money Market Fund
OTC	MFS Mid Cap Growth Fund
$2,500,000
MFS SERIES TRUST V
MFR	MFS Research Fund
MIO	MFS International New Discovery Fund
MTR	MFS Total Return Fund
$2,500,000
MFS SERIES TRUST VI
MMU	MFS Utilities Fund
MWE	MFS Global Equity Fund
MWT	MFS Global Total Return Fund
$2,500,000
MFS SERIES TRUST VII
EQI	MFS Equity Income Fund
EEM	MFS Emerging Markets Equity Research Fund
UIV	MFS Intrinsic Equity Fund
$900,000
MFS SERIES TRUST VIII
MSI	MFS Income Fund
WGF	MFS Global Growth Fund
$2,500,000

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MFS SERIES TRUST IX
IAB	MFS Inflation-Adjusted Bond Fund
MFB	MFS Corporate Bond Fund
MLM	MFS Limited Maturity Fund
MML	MFS Municipal Limited Maturity Fund
RBF	MFS Total Return Bond Fund
$2,500,000
MFS SERIES TRUST X
AGG	MFS Aggressive Growth Allocation Fund
BMS	MFS Blended Research Mid Cap Equity Fund
BRS	MFS Blended Research Small Cap Equity Fund
BRU	MFS Blended Research Value Equity Fund
BRW	MFS Blended Research Growth Equity Fund
CON	MFS Conservative Allocation Fund
EMD	MFS Emerging Markets Debt Fund
EML	MFS Emerging Markets Debt Local Currency Fund
FEM	MFS Emerging Markets Equity Fund
FGF	MFS International Growth Fund
FGI	MFS International Intrinsic Equity Fund
GLB	MFS Global Opportunistic Bond Fund
GRO	MFS Growth Allocation Fund
MDI	MFS International Diversification Fund
MGW	MFS Managed Wealth Fund
MKV	MFS International Large Cap Value Fund
MOD	MFS Moderate Allocation Fund
$2,500,000
MFS SERIES TRUST XI
MDV	MFS Mid Cap Value Fund
UNE	MFS Blended Research Core Equity Fund
$2,500,000
MFS SERIES TRUST XII
L25	MFS Lifetime 2025 Fund
L35	MFS Lifetime 2035 Fund
L45	MFS Lifetime 2045 Fund
L55	MFS Lifetime 2055 Fund
L65	MFS Lifetime 2065 Fund
LRT	MFS Lifetime Income Fund
MCB	MFS Core Bond Fund
ML3	MFS Lifetime 2030 Fund
ML4	MFS Lifetime 2040 Fund
ML5	MFS Lifetime 2050 Fund
ML6	MFS Lifetime 2060 Fund
ML7	MFS Lifetime 2070 Fund
$2,500,000
MFS SERIES TRUST XIII
DIF	MFS Diversified Income Fund
GRE	MFS Global Real Estate Fund
MGS	MFS Government Securities Fund
NDV	MFS New Discovery Value Fund
$2,500,000
MFS SERIES TRUST XIV
IMM	MFS Institutional Money Market Portfolio

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$2,500,000
MFS SERIES TRUST XV
CMS	MFS Commodity Strategy Fund
DTR	MFS Global Alternative Strategy Fund
$1,250,000
MFS ACTIVE EXCHANGE TRADED FUNDS TRUST
ECM	MFS Active Mid Cap ETF
ECP	MFS Active Core Plus Bond ETF
EGO	MFS Active Growth ETF
EIE	MFS Active International ETF
EMU	MFS Active Intermediate Muni Bond ETF
EVE	MFS Active Value ETF
EBC	MFS Blended Research Core Equity ETF
EBI	MFS Blended Research International Equity ETF
EBE	MFS Blended Research Emerging Markets Equity ETF
EIL	MFS Active International Value ETF
ESM	MFS Blended Research Small-Mid Cap ETF	$1,000,000
STAND-ALONE FUNDS
MIG	Massachusetts Investors Growth Stock Fund
MIT	Massachusetts Investors Trust
$2,500,000
CLOSED-END FUNDS
CIH	MFS Intermediate High Income Fund
CMU	MFS High Yield Municipal Trust
CXE	MFS High Income Municipal Trust
CXH	MFS Investment Grade Municipal Trust
MCR	MFS Charter Income Trust
MFM	MFS Municipal Income Trust
MGF	MFS Government Markets Income Trust
MIN	MFS Intermediate Income Trust
MMT	MFS Multimarket Income Trust
$1,700,000
MFS MUNICIPAL SERIES TRUST
MAL	MFS Alabama Municipal Bond Fund
MAR	MFS Arkansas Municipal Bond Fund
MCA	MFS California Municipal Bond Fund
MGA	MFS Georgia Municipal Bond Fund
MIU	MFS Municipal Intermediate Fund
MMA	MFS Massachusetts Municipal Bond Fund
MMD	MFS Maryland Municipal Bond Fund
MMI	MFS Municipal Income Fund
MMP	MFS Mississippi Municipal Bond Fund
MNC	MFS North Carolina Municipal Bond Fund
MNY	MFS New York Municipal Bond Fund
MPA	MFS Pennsylvania Municipal Bond Fund
MSC	MFS South Carolina Municipal Bond Fund
MVA	MFS Virginia Municipal Bond Fund
MWV	MFS West Virginia Municipal Bond Fund
$2,500,000

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MFS SERIES TRUST XVII
IIE	MFS International Equity Fund
$2,500,000
MFS VARIABLE INSURANCE TRUST
VEG	MFS Variable Insurance Trust - MFS Growth Series
VFB	MFS Variable Insurance Trust - MFS Total Return Bond Series
VFR	MFS Variable Insurance Trust - MFS Research Series
VGE	MFS Variable Insurance Trust - MFS Global Equity Series
VGI	MFS Variable Insurance Trust - MFS Investors Trust Series
VLU	MFS Variable Insurance Trust - MFS Value Series
VMG	MFS Variable Insurance Trust - MFS Mid Cap Growth Series
VND	MFS Variable Insurance Trust - MFS New Discovery Series
VTR	MFS Variable Insurance Trust - MFS Total Return Series
VUF	MFS Variable Insurance Trust - MFS Utilities Series
$2,500,000
MFS Variable Insurance Trust II:
BDS	MFS VIT II - MFS Corporate Bond Portfolio
CGS	MFS VIT II - MFS Blended Research Core Equity Portfolio
FCE	MFS VIT II - MFS Emerging Markets Equity Portfolio
FCG	MFS VIT II - MFS International Intrinsic Equity Portfolio
FCI	MFS VIT II - MFS International Growth Portfolio
GSS	MFS VIT II - MFS Government Securities Portfolio
HYS	MFS VIT II - MFS High Yield Portfolio
MIS	MFS VIT II - MFS Massachusetts Investors Growth Stock Portfolio
MKS	MFS VIT II - MFS U.S. Government Money Market Portfolio
RES	MFS VIT II - MFS Global Research Portfolio
RGS	MFS VIT II - MFS Core Equity Portfolio
RSS	MFS VIT II - MFS Research International Portfolio
SIS	MFS VIT II - MFS Income Portfolio
TKS	MFS VIT II - MFS Technology Portfolio
WGO	MFS VIT II - MFS Global Growth Portfolio
WGS	MFS VIT II - MFS Global Governments Portfolio
WTS	MFS VIT II - MFS Global Tactical Allocation Portfolio
$2,500,000
MFS Variable Insurance Trust III:
VCA	MFS VIT III - MFS Conservative Allocation Portfolio
VDV	MFS VIT III - MFS New Discovery Value Portfolio
VGA	MFS VIT III - MFS Growth Allocation Portfolio
VIA	MFS VIT III - MFS Inflation-Adjusted Bond Portfolio
VLT	MFS VIT III - MFS Limited Maturity Portfolio
VMA	MFS VIT III - MFS Moderate Allocation Portfolio
VMC	MFS VIT III - MFS Mid Cap Value Portfolio
VRE	MFS VIT III - MFS Global Real Estate Portfolio
VSC	MFS VIT III - MFS Blended Research Small Cap Equity Portfolio
$1,900,000

	REQUIRED COVERAGE	$51,750,000

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CERTIFICATE OF ASSISTANT SECRETARY

MFS Series Trust I
MFS Series Trust II
MFS Series Trust III
MFS Series Trust IV
MFS Series Trust V
MFS Series Trust VI
MFS Series Trust VII
MFS Series Trust VIII
MFS Series Trust IX
MFS Series Trust X
MFS Series Trust XI
MFS Series Trust XII
MFS Series Trust XIII
MFS Series Trust XIV
MFS Series Trust XV MFS Series Trust XVI MFS Series Trust XVII
MFS Municipal Series Trust MFS Active Exchange Traded Funds Trust
MFS Variable Insurance Trust
MFS Variable Insurance Trust II
MFS Variable Insurance Trust III
Massachusetts Investors Trust
Massachusetts Investors Growth Stock Fund
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS High Income Municipal Trust
MFS High Yield Municipal Trust
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Multimarket Income Trust
MFS Municipal Income Trust

The undersigned, being the Assistant Secretary of the above-mentioned Trusts, (collectively, the “Trusts”), hereby certifies that the following is a complete, true and correct copy of the vote adopted by the Trustees of the Trusts on June 10, 2026, and that such vote has not been altered, amended, or rescinded and is in full force and effect as of the date hereof.

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[ALL] Upon motion duly made and seconded, it was by all of the Independent Trustees voting together and then all of the Trustees present

VOTED: That, upon recommendation by the Services Contracts Committee, it is the finding of the Trustees that the fidelity bonds written by ICI Mutual Insurance Company (ICI Mutual), and Federal Insurance Company (Chubb), (collectively, the "Bond") in the aggregate amount of $58 million (the “Coverage Amount”), on the terms and conditions presented at this meeting and covering, among others, Trustees, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the Trust's securities, the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties;

FURTHER

VOTED: That, upon recommendation by the Services Contracts Committee, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium and the ratable allocation of the premium and service fee among all parties named as insureds, that the premium on the Bond and service fee be, and it hereby is, allocated among the insured parties in the proportion that the higher of their minimum required or assigned coverage bears to the Coverage Amount;

FURTHER

VOTED: That, upon recommendation by the Services Contracts Committee, the officers of the Trust be, and each of them hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, with the other named insureds under said Bond providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Trust and also by one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended;

FURTHER

VOTED: That, upon recommendation by the Services Contracts Committee, the Bond be, and it hereby is, approved on the terms presented at this meeting;

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FURTHER

VOTED: That, upon recommendation by the Services Contracts Committee, the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder;

FURTHER

VOTED: That, upon recommendation by the Services Contracts Committee, the Secretary or any Assistant Secretary of the Trust shall file the Bond with the Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, I have hereunder set my hand this 24th day of June 2026.

 CHRISTOPHER R. BOHANE

 Christopher R. Bohane

 Assistant Secretary

Date: June 24, 2026

Commonwealth of Massachusetts )

 ) ss.

County of Suffolk )

On this 24th day of June 2026, before me, Caitlin Correia, the undersigned Notary Public, personally appeared Christopher R. Bohane, who is personally known to me to be the person whose name is signed above, and acknowledged to me that he signed it voluntarily for its stated purpose as Assistant Secretary for the MFS Funds.

CAITLIN CORREIA

Caitlin Correia

Notary Public

Commonwealth of Massachusetts

My commission expires: August 14, 2031

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FIDELITY BOND CLAIM AGREEMENT

 THIS MASTER FIDELITY BOND CLAIM AGREEMENT dated November 1, 1993, as amended and restated June 12, 2002, as amended and restated March 1, 2008, by and among (i) each of the funds listed from time to time in Exhibit A (collectively, the “Funds” or “Fund Parties”) and (ii) Massachusetts Financial Services Company (“MFS”), MFS Service Center, Inc. (“MFSC”), MFS Fund Distributors, Inc. (“MFD”), MFS Heritage Trust Company, MFS Institutional Advisors, Inc., and MFS International Ltd., (collectively, the “MFS Parties”).

 WHEREAS, MFS or certain other MFS Parties act as investment adviser to all of the Funds and certain other clients, MFD acts as distributor for certain of the Funds and MFSC acts as the transfer and shareholder servicing agent for certain of the Funds; and from time to time hereafter each may act in the same capacities with respect to other clients including other investment companies;

 WHEREAS, all the parties hereto are named insureds under broker’s blanket bonds issued by each of the insurance companies listed from time to time in Exhibit B, and/or such other insurance companies as from time to time may insure parties hereto as such bonds may be amended and/or restated from time to time (collectively the “Bonds”);

 WHEREAS, the parties desire to establish (i) the criteria by which the premium for the Bonds shall be allocated among the parties, (ii) the basis on which additional investment companies for which MFS, or any subsidiary thereof, may hereafter act as investment adviser and/or for which MFD may act as distributor, and additional affiliates of MFS may from time to time be added as named insureds under the Bonds and (iii) the criteria by which losses in excess of the face amounts of the Bonds shall be allocated among the parties.

 NOW THEREFORE, it is agreed as follows:

1. Each of the Funds shall pay a portion of each premium which shall be determined as of a specified date (the “Date”) which is the same date for all Fund Parties by calculating the proportion which the minimum amount of fidelity bond coverage required for such Fund (calculated in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (“Rule 17g-1”)) bears to the total amount of coverage provided for under the Bonds and applying said proportion to the total annual premium. The amount remaining after calculating the portions of the premium to be paid by the Funds shall be paid by MFS or such MFS Parties as MFS shall determine.

2. If one or more of the insurance companies listed in Exhibit B (or such other insurers as from time to time may insure the parties hereto) are willing without additional premium until the next renewal date to add, as an insured under any of the Bonds, (i) any investment company permitted to be included on the Bonds pursuant to Rule 17g-1 for which MFS (or any subsidiary thereof) may act as investment adviser and/or for which MFD may act as distributor, or (ii) any affiliate of MFS permitted to be included on the Bonds pursuant to Rule 17g-1, the parties hereto agree (a) that such addition may be made, (b) that such investment company shall become a party to this Agreement and be included within the terms “Funds” and “Fund Parties” and (c) that such affiliate shall become a party to this Agreement and be included within the term “MFS Parties.”

3. In the event that the claims of loss of two or more insureds under the Bonds are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the face amount of the Bonds but the total amount payable on such claims is limited to the face amount of the Bonds, the following rules for determining, as among such insureds, the priority of satisfaction of the claims under the Bonds shall apply:

A. All claims of Funds which have been duly proved and established under the Bonds shall be satisfied in full before satisfaction of any claims of MFS or other MFS Parties, if any.

B. If the claims of Funds which have been duly proved and established under the Bonds exceed the face amount of the Bonds, the insurance proceeds shall be applied to those claims in the following manner:

(i) first, the insurance proceeds shall be applied to the claim of each Fund up to its respective minimum fidelity bond requirement as determined pursuant to paragraph one above with respect to the Funds; and

(ii) the remaining amount of insurance proceeds then shall be applied to the unsatisfied claims of the Funds in proportion to their respective minimum fidelity bond requirements as determined pursuant to paragraph one above with respect to the Funds.

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C. If after giving effect to Paragraph A there remains a portion of the insurance under the Bonds available for the satisfaction of claims of MFS or other MFS Parties, if any, which have been duly proved and established under the Bonds, such remainder shall be applied as MFS shall determine.

4. This Agreement hereby supercedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

5. The Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

6. Exhibit A hereto may be amended from time to time to reflect the changes in the funds insured under the Bonds.

7. Exhibit B hereto may be amended from time to time to reflect the changes in the insurance companies issuing the Bonds.

8. A copy of the Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts. Each party hereto acknowledges that the obligations of or arising out of this Agreement are not binding upon any of the Fund’s Trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Fund. If this Agreement is executed by the Fund on behalf of one or more series of the Fund, each party hereto further acknowledges that the assets and liabilities of each series are separate and distinct and that the obligations of or arising out of this Agreement concerning a series are binding solely upon the assets or property of such series and not upon the assets or property of any other series.

• 9. This Agreement may be amended or modified only with the prior written consent of the parties hereto.

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered in their names and on their behalf by the undersigned officers, thereunto duly authorized, all as of the first day of March 2008.

MASSACHUSETTS FINANCIAL SERVICES COMPANY

MFS SERVICE CENTER, INC.

MFS FUND DISTRIBUTORS, INC.

MFS INSTITUTIONAL ADVISORS, INC.

MFS INTERNATIONAL LTD.

By:MARK N. POLEBAUM

 Mark N. Polebaum

Secretary

MFS HERITAGE TRUST COMPANY

By:MARIA F. DIORIODWYER

Maria F. DiOrioDwyer

Chairman

On Behalf of the Funds Listed From Time to Time

On Exhibit A Hereto:

By:SUSAN S. NEWTON

Susan S. Newton

Assistant Secretary or Assistant Clerk

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FIDELITY BOND CLAIM AGREEMENT

EXHIBIT A

As of September 30, 2025

MFS FUNDS BOARD PRODUCTS:

MFS SERIES TRUST I
MFS Core Equity Fund
MFS Low Volatility Equity Fund
MFS Low Volatility Global Equity Fund
MFS New Discovery Fund
MFS Research International Fund
MFS Technology Fund
MFS U.S. Government Cash Reserve Fund
MFS Value Fund

MFS SERIES TRUST II
MFS Growth Fund

MFS SERIES TRUST III
MFS Global High Yield Fund
MFS High Income Fund
MFS High Yield Pooled Portfolio
MFS Municipal High Income Fund

MFS SERIES TRUST IV
MFS Blended Research Emerging Markets Equity Fund
MFS Blended Research International Equity Fund
MFS Global New Discovery Fund
MFS Mid Cap Growth Fund
MFS U.S. Government Money Market Fund

MFS SERIES TRUST V
MFS International New Discovery Fund
MFS Research Fund
MFS Total Return Fund

MFS SERIES TRUST VI
MFS Global Equity Fund
MFS Global Total Return Fund
MFS Utilities Fund

MFS SERIES TRUST VII
MFS Emerging Markets Equity Research Fund
MFS Equity Income Fund
MFS Intrinsic Equity Fund

MFS SERIES TRUST VIII
MFS Global Growth Fund
MFS Income Fund

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MFS SERIES TRUST IX
MFS Corporate Bond Fund
MFS Inflation-Adjusted Bond Fund
MFS Limited Maturity Fund
MFS Municipal Limited Maturity Fund
MFS Total Return Bond Fund

MFS SERIES TRUST X
MFS Aggressive Growth Allocation Fund
MFS Blended Research Growth Equity Fund
MFS Blended Research Mid Cap Equity Fund
MFS Blended Research Small Cap Equity Fund
MFS Blended Research Value Equity Fund
MFS Conservative Allocation Fund
MFS Emerging Markets Debt Fund
MFS Emerging Markets Debt Local Currency Fund
MFS Emerging Markets Equity Fund
MFS Global Opportunistic Bond Fund
MFS Growth Allocation Fund
MFS International Diversification Fund
MFS International Growth Fund
MFS International Intrinsic Equity Fund
MFS International Large Cap Value Fund
MFS Managed Wealth Fund
MFS Moderate Allocation Fund

MFS SERIES TRUST XI
MFS Blended Research Core Equity Fund
MFS Mid Cap Value Fund

MFS SERIES TRUST XII
MFS Core Bond Fund
MFS Lifetime Income Fund
MFS Lifetime 2025 Fund
MFS Lifetime 2030 Fund
MFS Lifetime 2035 Fund
MFS Lifetime 2040 Fund
MFS Lifetime 2045 Fund
MFS Lifetime 2050 Fund
MFS Lifetime 2055 Fund
MFS Lifetime 2060 Fund
MFS Lifetime 2065 Fund

MFS SERIES TRUST XIII
MFS Diversified Income Fund
MFS Global Real Estate Fund
MFS Government Securities Fund
MFS New Discovery Value Fund

MFS SERIES TRUST XIV
MFS Institutional Money Market Portfolio

MFS SERIES TRUST XV
MFS Commodity Strategy Fund
MFS Global Alternative Strategy Fund

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MFS SERIES TRUST XVII
MFS International Equity Fund

STAND-ALONE FUNDS
Massachusetts Investors Growth Stock Fund
Massachusetts Investors Trust

CLOSED-END FUNDS
MFS Charter Income Trust
MFS Government Markets Income Trust
MFS High Income Municipal Trust
MFS High Yield Municipal Trust
MFS Intermediate High Income Fund
MFS Intermediate Income Trust
MFS Investment Grade Municipal Trust
MFS Multimarket Income Trust
MFS Municipal Income Trust

MFS MUNICIPAL SERIES TRUST
MFS Alabama Municipal Bond Fund
MFS Arkansas Municipal Bond Fund
MFS California Municipal Bond Fund
MFS Georgia Municipal Bond Fund
MFS Maryland Municipal Bond Fund
MFS Massachusetts Municipal Bond Fund
MFS Mississippi Municipal Bond Fund
MFS Municipal Income Fund
MFS Municipal Intermediate Fund
MFS New York Municipal Bond Fund
MFS North Carolina Municipal Bond Fund
MFS Pennsylvania Municipal Bond Fund
MFS South Carolina Municipal Bond Fund
MFS Virginia Municipal Bond Fund
MFS West Virginia Municipal Bond Fund

MFS ACTIVE EXCHANGE TRADED FUNDS TRUST
MFS Active Core Plus Bond ETF
MFS Active Growth ETF
MFS Active Intermediate Muni Bond ETF
MFS Active International ETF
MFS Active Mid Cap ETF
MFS Active International Value ETF
MFS Active Value ETF
MFS Blended Research Core Equity ETF
MFS Blended Research Emerging Markets Equity ETF
MFS Blended Research International Equity ETF
MFS Blended Research Small-Mid Cap ETF

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MFS VARIABLE INSURANCE TRUST
MFS Global Equity Series
MFS Growth Series
MFS Investors Trust Series
MFS Mid Cap Growth Series
MFS New Discovery Series
MFS Research Series
MFS Total Return Bond Series
MFS Total Return Series
MFS Utilities Series
MFS Value Series

MFS VARIABLE INSURANCE TRUST II
MFS Blended Research Core Equity Portfolio
MFS Core Equity Portfolio
MFS Corporate Bond Portfolio
MFS Emerging Markets Equity Portfolio
MFS Global Governments Portfolio
MFS Global Growth Portfolio
MFS Global Research Portfolio
MFS Global Tactical Allocation Portfolio
MFS Government Securities Portfolio
MFS High Yield Portfolio
MFS Income Portfolio
MFS International Growth Portfolio
MFS International Intrinsic Equity Portfolio
MFS Massachusetts Investors Growth Stock Portfolio
MFS Research International Portfolio
MFS Technology Portfolio
MFS U.S. Government Money Market Portfolio

MFS VARIABLE INSURANCE TRUST III
MFS Blended Research Small Cap Equity Portfolio
MFS Conservative Allocation Portfolio
MFS Global Real Estate Portfolio
MFS Growth Allocation Portfolio
MFS Inflation-Adjusted Bond Portfolio
MFS Limited Maturity Portfolio
MFS Mid Cap Value Portfolio
MFS Moderate Allocation Portfolio
MFS New Discovery Value Portfolio

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FIDELITY BOND CLAIM AGREEMENT

EXHIBIT B

As of November 1, 2025

ICI Mutual Insurance Company (ICI Mutual)

Federal Insurance Company (Chubb)

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington DC 20005

INVESTMENT COMPANY BLANKET BOND (EXCESS)

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ITEM 1. Name of Insured (the “Insured”) Bond Number: Massachusetts Financial Services Company  87067125B

 dba MFS Investment Management

Principal Office: Mailing Address:

111 Huntington Avenue 111 Huntington Avenue

Boston, MA 02199-7618 Boston, MA 02199-7618

Item 2. Bond Period: from 12:01 a.m. on November 1, 2025, to 12:01 a.m. on November 1, 2026, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
Insuring Clause 1–EMPLOYEE	$33,000,000	$25,000,000
Insuring Clause 2–ON PREMISES	$33,000,000	$25,000,000
Insuring Clause 3–IN TRANSIT	$33,000,000	$25,000,000
Insuring Clause 4–FORGERY OR ALTERATION	$33,000,000	$25,000,000
Insuring Clause 5–EXTENDED FORGERY	$33,000,000	$25,000,000
Insuring Clause 6–COUNTERFEIT MONEY	$33,000,000	$25,000,000
Insuring Clause 7– COMPUTER SYSTEM FRAUD	$33,000,000	$25,000,000
Insuring Clause 8–CLAIMS EXPENSE	Not Applicable	Not Applicable
Insuring Clause 9–AUDIT EXPENSE	Not Applicable	Not Applicable
Insuring Clause 10–UNCOLLECTIBLE ITEMS OF DEPOSIT	Not Applicable	Not Applicable
Insuring Clause 11–VOICE INITIATED FUNDS TRANSFER INSTRUCTION	$33,000,000	$25,000,000

1 Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND -- Federal Insurance Company Bond Number J06054602

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: Authorized Representative	By: Authorized Representative

Excess Bond (10/15)	19 of 64

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (“Underwriter”), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the Primary Bond but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

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PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. Deductible Amount means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any Underlying Bond(s), including the insolvency or dissolution of any Insurer providing coverage under any Underlying Bond(s).

b. Primary Bond means the bond scheduled in ITEM 4. of the Declarations or any bond that may replace or substitute for such bond.

c. Single Loss means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. Underlying Bond means the Primary Bond and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter’s liability for each Single Loss shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

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At the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter’s examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty

(60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty

(60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the Primary Bond) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the Primary Bond) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation

Excess Bond (10/15)	22 of 64

shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the Primary Bond or from any other bond, suretyship or insurance policy), shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the

Excess Bond (10/15)	23 of 64

applicable Deductible Amount and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND (EXCESS BOND)

RIDER NO. 1

INSURED	BOND NUMBER

Massachusetts Financial Services Company dba MFS Investment Management	87067125B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 1, 2025	November 1, 2025 to November 1, 2026

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-01 (05/21)

25 of 64

CHUBB®

P.O. BOX697 PORTLAND, ME 04104

01232537 1188 02 000077 22 NNNNNN

� WILLIS TOWERS WATSON NORTHEAST INC
1M PO BOX 210583
DALLAS, TX 75211-0583

26 of 64

INSURED'S COPY

MASSACHUSETTS FINANCIAL SERVICES COMPANY

111 HUNTINGTON AVE, FLOOR 31

BOSTON, MA 02199

Producer Information:

WILLIS TOWERS WATSON NORTHEAST INC PO BOX 210583

DALLAS, TX 752110583

PRODUCT: FinancialFideliFinancialICA POLICY NO: ooojo6o54602 TRANSACTION: RENEWAL REWRITE

27 of 64

PREMIUM BILL

Date: December 11, 2025

Insured: MASSACHUSETTS FINANCIAL SERVICES COMPANY

Producer: WILLIS TOWERS WATSON NORTHEAST INC 75 ARLINGTON ST FL 10
BOSTON, MA 021163936

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06054602

Policy Period: 11-01-2025 to 11-01-'2026

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06054602

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	11-01-2025	$65,999.00

TOTAL POLICY PREMIUM	$65,999.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

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Financial Institution Bond For Investment Companies

DECLARATIONS Name of Assured: MASSACHUSETTS FINANCIAL SERVICES COMPANY Address of Assured: 111 HUNTINGTON AVE, FLOOR 31 BOSTON, MA02199

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600

Indianapolis, IN 46282

Bond Number: Jo6054602

Item 1. Bond Period: From: November 1, 2025 To: November 1, 2026 At 12:01A.M. local time at the Address of Assured..
Item 2. Single Loss Limits Of Liability - Deductible Amounts:

Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1. Employee	$25,000,000	$0
2. On Premises	$25,000,000	$100,000
3. InTransit	$25,000,000	$100,000
4. Forgery Or Alteration	$25,000,000	$100,000
5. Extended Forgery	$25,000,000	$100,000
6. Counterfeit Money	$25,000,000	$100,000
7. Computer System Fraud	$25,000,000	$100,000
8. Claims Expense	$250,000	$100,000
9. Audit Expense	$250,000	$100,000
10. Uncollectible Items Of Deposit	$250,000	$100,000
11. Voice Initiated Funds Transfer Instruction	$25,000,000	$100,000

14-02-12160 (08/19)	29 of 64

Financial Institution Bond For Investment Companies

IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

Secretary President

December 11, 2025

Date Authorized Representative

14-02-12160 (08/19)	30 of 64

c	Important Notice

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

14-02-12160 (08/19)	31 of 64

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

• Directors and Officers Liability Loss Prevention Manuals:

Directors and Officers Liability Loss Preventions -#14-01-0035

Directors and Officers Securities Litigation Loss Preventions-#14-01-0448

Director Liability Loss Prevention in Mergers and Acquisitions - #14-01-1099

Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036

Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

• Toll-free Hot Line

Have a question on how to handle an employment situation? Simply call 1.888.249.8425 to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

• ChubbWorks.com

ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

• Employment Practices Loss Prevention Guidelines Manual

Employment Practices Loss Prevention Guidelines - #14-01-0061

• Loss Prevention Consultant Services

Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

• Public Company EPL Customers

Employment Practices Loss Prevention Guidelines - Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

• Private Company EPL Customers

Employment Practices Loss Prevention Guidelines - Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for -profit companies and offers proactive idea for avoiding employment lawsuits.

14-02-23030 (05/2018)	32 of 64

Fiduciary Liability Loss Prevention Services

• Fiduciary Liability Loss Prevention Manual

Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

• Crime/Kidnap, Ransom & Extortion Loss Prevention Manual

Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

• Readings in Health Care Governance Manual

Readings in Health Care Governance -#14-01-0788

• ChubbWorks.com

ChubbWorks.com for Health Care Organizations - The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to www.chubbworks.com and register using your policy number.

• Health Care D&O Loss Prevention Consultant Services

Health Care D& 0 Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-23030 (05/2018)	33 of 64

Chubb Producer Compensation

Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's pract;ices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887a (09/19)	34 of 64

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged

ALL-21101 (09/19)	35 of 64

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and request a recall of the wire transfer and confirm that recall in writing.

2. Immediately file a complaint with the FBI at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve records of the incident, including emails sent and received in their original electronic state. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, contact Chubb per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim. •

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's email may be intercepted, altered and fabricated. You may reduce the chances of fraud by following these best practices:

1. Verify Email Requests by Telephone: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. Segregate Wire Transfer Responsibilities: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. Turn on MFA for Cloud Email: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.

ALL-317454 (03/21)	36 of 64

U.S. Treasury Department’s Office Of Foreign Assets Control (“OFAC”) Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

• Foreign agents;

• Front organizations;

• Terrorists;

• Terrorist organizations; and

• Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Reprinted, in part, with permission of ISO Properties, Inc.

PF-17914a (04/16)	37 of 64

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB

Customer Support Service Department 436 Walnut Street

POBox1000

Philadelphia, PA 19106-3703

1-800-352-4462

PF-17993a (04/20)	38 of 64

Financial Institution Bond For Investment Companies

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the Assured, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the Assured for:

I.

II. INSURING CLAUSES

1. Employee

Loss resulting directly from Larceny or Embezzlement committed by any Employee acting alone or in collusion with others.

2. On Premises

Loss of Property resulting directly from:

a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the Assured,

while the Property is lodged or deposited at premises located anywhere.

For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the Assured, but only with respect to the loss of Certificated Securities. Certificated Securities held by such depositories shall be deemed to be Property, but only to the extent of the Assured's interest therein as detailed in the books and records of such depositories.

3. In Transit

Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere in:

a. an armored motor vehicle, including loading and unloading thereof;

b. the custody of a natural person acting as a messenger of the Assured; or

c. the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:

(1) Written records;

(2) Certificated Securities issued in registered form, which are not endorsed or are restrictively endorsed; or

(3) Negotiable Instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this Insuring Clause 3 begins immediately on the receipt of such Property by the armored motor vehicle, natural person messenger, or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

Loss resulting directly from the Assured having, in good faith:

a. transferred, paid, or delivered any Property; or

b. established any credit or given any value,

in reliance on any Written and Original:

(1) Negotiable Instrument (other than an Evidence of Debt);

(2) Acceptance;

(3) Withdrawal Order or receipt for the withdrawal of Property;

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Financial Institution Bond For Investment Companies

(4) Certificate of Deposit;

(5) Letter of Credit; or

(6) instruction or advice directed to the Assured and purportedly signed by any Customer, any financial institution, or any Employee,

which

1. bears a Forgery; or

11. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5. Extended Forgery

Loss resulting directly from the Assured having, in good faith, for its own account or the account of others:

a. acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any Written and Original:

(1) Certificated Security;

(2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

(3) Evidence of Debt; or

(4) Instruction,

which

1. bears a Forgery, but only to the extent the Forgery directly causes the loss;

ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

iii. is lost or stolen;

b. guaranteed in writing or witnessed any signature on any:

(1) transfer;

(2) assignment;

(3) bill of sale;

(4) power of attorney; or

(5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a Counterfeit Original, but only to the extent the Counterfeit Original directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an Employee, Custodian, or a federal or state chartered deposit institution of the Assured is a condition precedent to the Assured having relied on such items. Release or return of such collateral is an acknowledgment by the Assured that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

Loss resulting directly from the receipt by the Assured in good faith of counterfeit Money.

7. Computer System Fraud

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Loss resulting directly from the:

a. withdrawal, transfer, payment, or delivery of Property; or

b. creation, deletion, debiting, or crediting of an account of the Assured or Customer,

which results directly from a Network Intrusion.

8. Claims Expense

Claims Expenses incurred by the Assured in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

Audit Expenses incurred by the Assured by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

Loss resulting directly from the Assured having credited an account of a customer, shareholder, or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted;

b. shares to be issued; or

c. dividends to be paid,

from an account of an Assured.

As a condition precedent to coverage under this Insuring Clause 10, the Assured must hold Items of Deposit for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Assured's standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

Loss resulting directly from the Assured having, in good faith, transferred, paid, or delivered Money or Securities in reliance upon any Voice Initiated Funds Transfer Instruction that purports, and reasonably appears, to have originated from:

a. the Customer;

b. an Employee acting on instructions of such Customer; or

c. a financial institution acting on behalf of such Customer with authority to make such instructions,

but which Voice Initiated Funds Transfer Instruction was, in fact, fraudulently issued without the knowledge of the Assured, Employee, or Customer.

As a condition precedent to coverage under this Insuring Clause 11, the Voice Initiated Funds Transfer Instruction must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II. GENERAL AGREEMENTS

1. Automatic Increase - Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a. the creation of a new Investment Company; or

b. an increase in the gross assets of Investment Companies covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional

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premium.

2. Joint Assured

The first named Assured shall be deemed to be the sole agent of the other Assureds for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named Assured ceases for any reason to be covered under this Bond, then the Assured next named on the Application shall thereafter be considered as the first named Assured for the purposes of this Bond.

The Company shall furnish each Assured with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other Assured and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any Assured shall constitute knowledge possessed or discovery made by all of the Assureds for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named Assured without regard to such Assured's obligations to others, and the Company shall not be responsible for the application by the first named Assured of any payment made by the Company. If the Company agrees to and makes payment to any Assured other than the first named Assured, such payment shall be treated as though made to the first named Assured.

The Company shall not be liable for loss sustained by one Assured to the advantage of any other Assured.

3. Notice To Company Of Legal Proceedings Against Assured - Election To Defend

The Assured shall promptly give notice to the Company of any legal proceeding brought to determine the Assured's liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the Assured shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the Assured through attorneys selected by the Company. The Assured shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the Assured, no settlement without the prior written consent of the Company or judgment against the Assured shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the Assured.

4. Representations Made By Assured

The Assured represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III. DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

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(1) the Investment Company listed under Name of Assured in the Declarations (the "first named

Assured"); or

(2) any other Investment Company listed in the Application.

Assured does not include any entity or organization that is not an Investment Company. Assured's Network means:

(1) the Assured's Computer System; or

(2) an Electronic Communication System.

Audit Expenses means reasonable expenses incurred by the Assured with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. Audit Expense shall not include the Assured's internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of

Money with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Claims Expenses means reasonable expenses incurred by the Assured with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. Claims Expenses shall not include the Assured's internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid Original which is intended to deceive and be taken as the Original.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an Assured to maintain possession and control of its assets.

Customer means any shareholder of an Assured which has a written agreement with the Assured to transfer such shareholder's Money or Securities through a Voice Initiated Funds Transfer Instruction.

Customer Communication System means an:

(1) online portal or mobile application provided by the Assured for purposes of accessing a Customer's account; or

(2) electronic mailing system hosted by the Assured or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the Assured;

(2) to the Assured's board of directors; or

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(3) as a trustee of the Assured.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the Assured participates;

(2) Customer Communication System; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the

Assured participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the

Assured's Computer System.

Employee means any natural person:

(1) while in the regular service of an Assured in the ordinary course of such Assured's business, whom such Assured compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) Director while in the regular service of an Assured in the ordinary course of such Assured's business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the Assured;

(3) intern while in the regular service of an Assured in the ordinary course of such Assured's business;

(4) provided by an employment contractor while in the regular service of an Assured in the ordinary course of such Assured's business under the Assured's supervision at any of the Assured's premises;

(5) employee of the Assured's contracted:

a. investment advisor;

b. underwriter (distributor);

c. transfer agent;

d. shareholder accounting record-keeper; or

e. fund administrator,

while performing acts for the Assured in the capacity of an Employee;

(6) attorney of a law firm retained by the Assured while performing legal services for the Assured; or

(7) Processor, but only while such Processor is performing services and not:

a. creating, preparing, modifying, or maintaining the Assured's computer applications or software programs; or

b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the Assured.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured's rights of recovery, as stated in Section 12., Subrogation - Assignment - Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

a. not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an

Assured or of the investment advisor or underwriter (distributor) of such Assured; or

b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a Customer and held by the

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Assured, which in the regular course of business is treated as evidencing the Customer's debt to the Assured.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement. •

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the Original it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the Assured's Network, by any entity or natural person, except an Employee or any authorized representative of the Assured.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the Assured to perform data processing of the Assured's checks

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and accounting records related to such checks. Processor does not include any employee of a Federal Reserve Bank or clearing house.

Property means Money; Securities; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other Written records, but not electronic data processing records or media.

Property does not include electronic data or Cryptocurrency.

Securities means either Certificated Securities or Uncertificated Securities. Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no Employee is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of Property;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations. •

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of Money in a Customer's account, or of a Customer's Securities, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a Customer authorizing the Assured to debit the Customer's account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV. EXCLUSIONS

1. General Exclusions - Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a. riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no

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knowledge on the part of any person acting for the Assured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b. the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c. the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

d. damages of any type for which the Assured is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the Assured:

(1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

(2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion Lf., however, shall not apply to interest and dividends accrued to the benefit of the Assured or any Customer prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such Assured or Customer as of the discovery of such covered loss;

g. any violation by the Assured or by any Employee:

(1) of any law regulating:

1. the issuance, purchase or sale of securities;

n. securities transactions on security or commodity exchanges or the over the counter market;

m. investment companies; or

iv. investment advisors; or

(2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the Assured, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

1. fees, costs, fines, penalties or any other expenses incurred by an Assured which result, directly or indirectly, from the access to or disclosure of an Assured's or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the Assured by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

1. the dishonest acts of any Director who is not an Employee, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the Assured's Network, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

(1) gain access to the Assured's Computer System and sell or disclose confidential information stored within the Assured's Computer System; or

(2) modify, damage, destroy, delete, or corrupt any application or software program within the

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Assured's Computer System;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a Computer System;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. Cryptocurrency.

2. Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an Employee, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property; or

(2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the Assured's premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Assured, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the Assured at the time of such payment or withdrawal;

d. any Uncertificated Security, except for loss covered under Insuring Clause 7;

e. the loss of Property while:

(1) in the mail;

(2) in the custody of a Transportation Company, except for loss covered under Insuring Clause 3; or

(3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the Assured is adjudicated to have engaged in Racketeering activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or Property to the Assured, except for loss of Securities covered under Insuring Clause 2;

h. instructions issued by a Customer to the Assured when such instructions are made, sent, or originated by a natural person authorized by the Customer to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the Assured or by any entity other than the Assured;

j. Items of Deposit which are not finally paid for any reason including, but not limited to, Forgery or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the Assured on behalf of such third party.

3. Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5 This Bond does not cover loss resulting directly or indirectly from:

a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or

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through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b. any Forgery or any alteration, except for loss covered under Insuring Clause 7; or

c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions - Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a. any transfer, payment, or delivery of Money or Securities:

(1) authorized by an Employee; or

(2) arising out of any misrepresentation received by any Employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the Assured, whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b. forged, altered or fraudulent Negotiable Instruments, Securities, documents or written instruments used as source documentation for input into a Computer System;

c. any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the Assured's Network failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e. entries or changes made by a natural person with authorized access to the Assured's Network who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the Assured's Network; or

f. entries or changes made at an Electronic Funds Transfer• System or a Customer Communication System by a:

(1) Customer; or

(2) natural person with authorized access to the Customer's authentication credentials or mechanism.

5. Specific Exclusions - Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any Voice Initiated Transfer Instruction from a:

(1) Customer; or

(2) natural person with authorized access to the Customer's verification credentials or mechanism.

V. CONDITIONS AND LIMITATIONS

1. Anti-Bundling

If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a Counterfeit Original, or contain a signature which is a Forgery or obtained through trick, artifice, fraud, or false pretenses, the material alteration or Counterfeit Original or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

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If this Bond is for a sole Assured, no change or modification which would adversely affect the rights of the Assured shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

If this Bond is for joint Assureds, no change or modification which would adversely affect the rights of any Assured shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all Assureds and to the U.S. Securities and Exchange Commission.

3. Conformity

If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

At the Company's request and at reasonable times and places designated by the Company, the Assured shall:

a. submit to examination by the Company and subscribe to the same under oath;

b. produce for the Company's examination all pertinent records; and

c. cooperate with the Company in all matters pertaining to the loss.

The Assured shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The Assured shall_ do nothing after discovery of any loss to prejudice such rights or causes of action.

5. Covered Property

This Bond shall apply to loss of Property:

a. owned by the Assured;

b. held by the Assured in any capacity; or

c. for which the Assured is legally liable.

This Bond shall be for the sole use and benefit of the Assured.

6. Deductible Amount

The Company shall be liable under this Bond only for the amount by which any Single Loss is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

There shall be no deductible applicable to any loss sustained by any Assured and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a Director during the Bond Period. Discovery occurs at the earlier of a Director learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each Single Loss shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

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b. if a Single Loss is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one Assureds, or all Assureds, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one Assured.

9. Notice To Company- Proof - Legal Proceedings Against Company

a. The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The Assured shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six

(6) months after such discovery.

c. Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the Assured. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the Assured.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department Chubb

P.O. Box 5122

Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or

(2) Attn: Chubb Underwriting Department Chubb

202B Hall's Mill Road Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the Assured;

(2) a Transportation Company; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the Assured, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of Securities covered under this Bond, the Company may, at its sole discretion, purchase replacement Securities, tender the value of the Securities in Money, or issue its indemnity to effect replacement Securities.

PF-52903 (08/21)	51 of 64

Financial Institution Bond For Investment Companies

The indemnity required from the Assured under the terms of this Section against all loss, cost or expense arising from the replacement of Securities by the Company's indemnity shall be:

a. for Securities having a value less than or equal to the applicable Deductible Amount - one hundred (100%) percent;

b. for Securities having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability - the percentage that the Deductible Amount bears to the value of the Securities; or

c. for Securities having a value greater than the applicable Single Loss Limit Of Liability - the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the Securities.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation,

. regardless of the value of such Securities at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of Securities which is not covered by this Bond, however, the Company may do so as a courtesy to the Assured in its sole discretion.

The Assured shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the Assured to obtain replacement Securities.

12. Subrogation - Assignment - Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the Assured's rights of recovery against any person or entity to the extent of such payment. On request, the Assured shall deliver to the Company an assignment of the Assured's rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the Company or by the Assured, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the Assured's covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the Assured's claim;

c. third, to the Assured in satisfaction of the applicable Deductible Amount; and

d. fourth, to the Assured in satisfaction of any loss suffered by the Assured which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. If the Bond is for a sole Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b. If the Bond is for a joint Assured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all Assureds and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c. If any Director, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured:

1. shall immediately remove such Employee from a position that would enable such Employee to cause the Assured to suffer a loss covered by this Bond; and

11. within forty-eight (48) hours of discovering an Employee has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d. This Bond terminates as to any Employee sixty (60) days after receipt by each Assured and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any Employee.

PF-52903 (08/21)	52 of 64

Financial Institution Bond For Investment Companies

14. Valuation

a. Books Of Account Or Other Records

The value of any loss of Property consisting of books of account or other records used by the Assured in the conduct of its business shall be the amount paid by the Assured for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the Assured for the actual transcription or copying of data to reproduce such books of account or other records.

b. Money

Any loss of Money, or loss payable in Money, shall be paid in the Money of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c. Other Property

The value of any loss of Property, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

d. Securities

The value of any loss of Securities shall be the average market value of such Securities on the business day immediately preceding discovery of such loss, provided that the value of any Securities replaced by the Assured, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other Securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such Securities or for such privileges, the value shall be fixed by agreement of the parties.

VI.

VII. COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.

PF-52903 (08/21)	53 of 64

AMEND DEFINITION OF EMPLOYEE (CONSULTANT) ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY	Endorsement Number 1
Bond Number Bond Period Jo6054602 I 11-01-2025 to11-01-2026	Effective Date of Endorsement November 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) The definition of Employee is amended to include a natural person consultant retained by the Assured and an employee of such consultant while either is performing consulting services for the Assured pursuant to a written contract.

(2) Each employer of persons as set forth above and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of Single Loss and in the event of payment under this Bond, the Company shall be subrogated to the Assured's rights of recovery, as stated in Section 12., Subrogation - Assignment - Recovery, of the Conditions and Limitations, against any such employer.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51444 (06/19)	54 of 64

NON-CUMULATIVE ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY	Endorsement Number 2
Bond Number l Bond Period Jo6054602 11-01-2025 to 11-01-2026	Effective Date of Endorsement November 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that in the event of a loss covered under this Bond and also covered under FEDERAL INSURANCE COMPANY's Policy# Jo6419124 003, the Single Loss Limit of Liability under this Bond shall be reduced by any payment under Policy# Jo6419124 003 and only the remainder, if any, shall be applicable to such loss covered hereunder.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

Authorized Representative

PF-51467 (02/19)	55 of 64

AMEND DISCOVERY AND NOTICE TO COMPANY ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY					Endorsement Number 3
Bond Number Jo6054602	I	Bond Period 11-01-2025	to	11-01-2026	Effective Date of Endorsement November 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

(1) Section 7., Discovery, of the Conditions and Limitations is deleted and replaced with the following:

7. Discovery

This Bond applies only to loss first discovered by the e Risk Management Department or Department of General Counsel of the first named Assured during the Bond Period. Discovery occurs at the earlier of the e Risk Management Department or Department of General Counsel of the first named Assured learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the Assured is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

(2) Section 9., Notice to Company - Proof - Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing with the following:

a. The Assured shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss by the e Risk Management Department or Department of General Counsel of the first named Assured, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

(3) Section 13., Termination, of the Conditions and Limitations, is amended by deleting the lead-in to paragraph

c. and replacing with the following:

c. If the e Risk Management Department or Department of General Counsel of the first named Assured, not acting in collusion with an Employee, discovers any dishonest or fraudulent act committed by such Employee, whether in the employment of the Assured or otherwise, and whether against the Assured or any other person or entity, the Assured;

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this policy shall remain unchanged.

Authorized Representative

PF-51469 (02/19)	56 of 64

JOINT LOSS PAYEE AND NOTIFICATION ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY	Endorsement Number 8
Jo6054602 I 11-01-2025 to 11-01-2026 Bond Number Bond Period	Effective Date of Endorsement 11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that General Agreement 2., Joint Assured, of this Bond is amended by adding the following at the end thereof:

Notwithstanding the foregoing, at the written request of the first named Assured, any payment in satisfaction of loss covered by this Bond involving Money or other Property in which The Office of the City Attorney has an interest shall be paid by an instrument issued to the first named Assured and The Office of the City Attorney as joint loss payees subject to the following conditions and limitations:

a. The Bond is for the sole use and benefit of the first named Assured as expressed herein. The organization named above shall not be considered as an Assured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

b. Notwithstanding any payment made at the written request of the first named Assured, the amount paid for any Single Loss shall not exceed the applicable Single Loss Limit Of Liability under this Bond.

c. If the Company makes any such payment, such payment shall be treated as though made to the first named

Assured.

Should this Bond be cancelled, non-renewed, or restrictively modified by the Company, the Company will endeavor to give advance notice to the organization named above, but failure to provide such notice shall not impair, delay, or negate the effect of such cancellation, non-renewal, or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

Should this Bond be cancelled, non-renewed, or restrictively modified at the request of the Assured, the Company shall endeavor to notify the organization named above within ten (10) business days after receipt of such request, but failure to do so shall not impair, delay, or negate the effect of such cancellation, non-renewal or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52911 (08/21)	57 of 64

JOINT LOSS PAYEE AND NOTIFICATION ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY					Endorsement Number 4
Bond Number Jo6054602	I	Bond Period 11-01-2025	to	11-01-2026	Effective Date of Endorsement 11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that General Agreement 2., Joint Assured, of this Bond is amended by adding the following at the end thereof:

Notwithstanding the foregoing, at the written request of the first named Assured, any payment in satisfaction of loss covered by this Bond involving Money or other Property in which Teachers' Retirement System of Louisiana (8401 United Plaza Boulevard, Baton Rouge, LA 70809-7017) has an interest shall be paid by an instrument issued to the first named Assured and Teachers' Retirement System of Louisiana (8401 United Plaza Boulevard, Baton Rouge, LA 70809-7017) as joint loss payees subject to the following conditions and limitations:

a. The Bond is for the sole use and benefit of the first named Assured as expressed herein. The organization named above shall not be considered as an Assured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

b. Notwithstanding any payment made at the written request of the first named Assured, the amount paid for any Single Loss shall not exceed the applicable Single Loss Limit Of Liability under this Bond.

c. If the Company makes any such payment, such payment shall be treated as though made to the first named

Assured.

Should this Bond be cancelled, non-renewed, or restrictively modified by the Company, the Company will endeavor to give advance notice to the organization named above, but failure to provide such notice shall not impair, delay, or negate the effect of such cancellation, non-renewal, or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

Should this Bond be cancelled, non-renewed, or restrictively modified at the request of the Assured, the Company shall endeavor to notify the organization named above within ten (10) business days after receipt of such request, but failure to do so shall not impair, delay, or negate the effect of such cancellation, non-renewal or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52915 (08/21)	58 of 64

JOINT LOSS PAYEE AND NOTIFICATION ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY				Endorsement Number 5
Bond Number	I Bond Period			Effective Date of Endorsement
Jo6054602	11-01-2025	to	11-01-2026	11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that General Agreement 2., Joint Assured, of this Bond is amended by adding the following at the end thereof:

Notwithstanding the foregoing, at the written request of the first named Assured, any payment in satisfaction of loss covered by this Bond involving Money or other Property in which KP International Equity Fund c/ o SEI, 1 Freedom Valley Drive, Oaks PA 19456 has an interest shall be paid by an instrument issued to the first named Assured and KP International Equity Fund c/o SEI, 1 Freedom Valley Drive, Oaks PA 19456 as joint loss payees subject to the following conditions and limitations:

a. The Bond is for the sole use and benefit of the first named Assured as expressed herein. The organization named above shall not be considered as an Assured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

b. Notwithstanding any-payment made at the written request of the first named Assured, the amount paid for any Single Loss shall not exceed the applicable Single Loss Limit Of Liability under this Bond.

c. If the Company makes any such payment, such payment shall be treated as though made to the first named

Assured.

Should this Bond be cancelled, non-renewed, or restrictively modified by the Company, the Company will endeavor to give advance notice to the organization named above, but failure to provide such notice shall not impair, delay, or negate the effect of such cancellation, non-renewal, or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

Should this Bond be cancelled, non-renewed, or restrictively modified at the request of the Assured, the Company shall endeavor to notify the organization named above within ten (10) business days after receipt of such request, but failure to do so shall not impair, delay, or negate the effect of such cancellation, non-renewal or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52915 (08/21)	59 of 64

JOINT LOSS PAYEE AND NOTIFICATION ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY					Endorsement Number 6
Bond Number Jo6054602	I	Bond Period 11-01-2025	to	11-01-2026	Effective Date of Endorsement 11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that General Agreement 2., Joint Assured, of this Bond is amended by adding the following at the end thereof:

Notwithstanding the foregoing, at the written request of the first named Assured, any payment in satisfaction of loss covered by this Bond involving Money or other Property in which KP Large Cap Equity Fund c/o/ SEI, 1 Freedom Valley Drive, Oaks PA 19456 has an interest shall be paid by an instrument issued to the first named Assured and KP Large Cap Equity Fund c/o/ SEI, 1 Freedom Valley Drive, Oaks PA 19456 as joint loss payees subject to the following conditions and limitations:

a. The Bond is for the sole use and benefit of the first named Assured as expressed herein. The organization named above shall not be considered as an Assured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

b. Notwithstanding any payment made at the written request of the first named Assured, the amount paid for any Single Loss shall not exceed the applicable Single Loss Limit Of Liability under this Bond.

c. If the Company makes any such payment, such payment shall be treated as though made to the first named

Assured.

Should this Bond be cancelled, non-renewed, or restrictively modified by the Company, the Company will endeavor to give advance notice to the organization named above, but failure to provide such notice shall not impair, delay, or negate the effect of such cancellation, non-renewal, or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

Should this Bond be cancelled, non-renewed, or restrictively modified at the request of the Assured, the Company shall endeavor to notify the organization named above within ten (10) business days after receipt of such request, but failure to do so shall not impair, delay, or negate the effect of such cancellation, non-renewal or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52915 (08/21)	60 of 64

JOINT LOSS PAYEE AND NOTIFICATION ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY				Endorsement Number 7
Bond Number	I Bond Period			Effective Date of Endorsement
Jo6054602	11-01-2025	to	11-01-2026	11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that General Agreement 2., Joint Assured, of this Bond is amended by adding the following at the end thereof:

Notwithstanding the foregoing, at the written request of the first named Assured, any payment in satisfaction of loss covered by this Bond involving Money or other Property in which Brinker Capital Destinations Trust - 'Proposed International Value Equity Fund' has an interest shall be paid by an instrument issued to the first named Assured and Brinker Capital Destinations Trust - 'Proposed International Value Equity Fund' as joint loss payees subject to the following conditions and limitations:

a. The Bond is for the sole use and benefit of the first named Assured as expressed herein. The organization named above shall not be considered as an Assured under this Bond, nor shall it otherwise have any rights or benefits under this Bond.

b. Notwithstanding any payment made at the written request of the first named Assured, the amount paid for any Single Loss shall not exceed the applicable Single Loss Limit Of Liability under this Bond.

c. If the Company makes any such payment, such payment shall be treated as though made to the first named

Assured.

Should this Bond be cancelled, non-renewed, or restrictively modified by the Company, the Company will endeavor to give advance notice to the organization named above, but failure to provide such notice shall not impair, delay, or negate the effect of such cancellation, non-renewal, or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

Should this Bond be cancelled, non-renewed, or restrictively modified at the request of the Assured, the Company shall endeavor to notify the organization named above within ten (10) business days after receipt of such request, but failure to do so shall not impair, delay, or negate the effect of such cancellation, non-renewal or restrictive modification, nor shall it impose any obligation or liability of any kind on the Company, its agents or representatives.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52915 (08/21)	61 of 64

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY					Endorsement Number 9
Bond Number Jo6054602	I	Bond Period 11-01-2025	to	11-01-2026	Effective Date of Endorsement November 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability - Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause Stop Payment Order	Single Loss Limit of Liability $25,000,000	Deductible Amount $100,000

(2) The following Insuring Clause is added: Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the Assured being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any Customer or any authorized representative of any Customer, to stop payment on any check or draft made or drawn upon or against the Assured by such Customer or by any authorized representative of such Customer; or

b. refusing to pay any check or draft made or drawn upon or against the Assured by any Customer or by any authorized representative of such Customer.

(3) The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b. sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c. discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52917 (08/21)	62 of 64

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY				Endorsement Number 10
Bond Number	I Bond Period			Effective Date of Endorsement
Jo6054602	11-01-2025	to	11-01-2026	11-01-2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits of Liability - Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause Unauthorized Signature	Single Loss Limit of Liability $25,000,000	Deductible Amount $100,000

(2) The following Insuring Clause is added:
Unauthorized Signature

Loss resulting directly from the Assured having accepted, paid, or cashed any check or Withdrawal Order made or drawn on or against the account of a Customer, which bears the signature or endorsement of one other than a person whose name and signature is on file with the Assured as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the Assured shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

. ..

Authorized Representative

PF-52918 (08/21)	63 of 64

AMEND TERMINATION - NEW HAMPSHIRE BANKING DEPARTMENT ENDORSEMENT

Named Assured MASSACHUSETTS FINANCIAL SERVICES COMPANY	Endorsement Number 11
Jo6054602 I 11-01-2025 to 11-01-2026 Bond Number Bond Period	Effective Date of Endorsement November 1, 2025
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that Section 13., Termination, of the Conditions and Limitations of this Bond is amended to include the following:

No termination of this Bond as an entirety by the Company shall take effect prior to the expiration of ten (10) days after written notice of such termination has been delivered to:

New Hampshire Banking Commissioner

State of New Hampshire Banking Department

53 Regional Drive, Suite 200

Concord, NH 03301

E-mail: nhbd@banking.nh.gov

Should the Bond be terminated or non-renewed by the Company or the first named Assured, the Company shall provide ten (10) days advance written notice of such termination or non-renewal to:

New Hampshire Banking Commissioner

State of New Hampshire Banking Department

53 Regional Drive, Suite 200

Concord, NH 03301

E-mail: nhbd@banking.nh.gov

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-54417 (12/20)	64 of 64